FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	April	2008
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	T-Mobile and RIM Announce the BlackBerry Pearl 8120	3
2.	Downloads of Facebook for BlackBerry Smartphones Top 1,000,000	2
3.	Sprint Bolsters Industry-Leading BlackBerry Portfolio with Addition of the BlackBerry Curve 8330	3

Document 1

April 1, 2008

T-Mobile and RIM Announce the BlackBerry Pearl 8120

New BlackBerry Pearl 8120 Supports Unlimited Nationwide Calling Over Wi-Fi With T-Mobile HotSpot @Home Service

Bellevue, WA, and Waterloo, ON – April 1, 2008 – T-Mobile USA, Inc., and Research In Motion (RIM) (Nasdaq: RIMM: TSX: RIM) today announced the April 14 availability of the Wi-Fi®-enabled BlackBerry® Pearl™ 8120 smartphone, which provides Wi-Fi connectivity for both voice and data, as well as support for T-Mobile’s HotSpot @HomeSM service offering unlimited, nationwide calling over any accessible Wi-Fi connection and great in-home coverage.*

The sleek, lightweight smartphone maintains the small, stylish form factor of its predecessor while adding numerous enhancements, and featuring a new titanium-colored finish. With the T-Mobile HotSpot @Home mobile add-on plan, customers can enjoy great mobile coverage and unlimited nationwide calling over accessible Wi-Fi networks and at T-Mobile® HotSpot locations nationwide.*

The BlackBerry Pearl 8120 also includes an advanced multimedia experience, which features video recording and playback, a two-megapixel digital camera with 5x zoom, stereo Bluetooth® support, and an externally accessible microSD/SDHC memory card slot for expandable memory storage. Combined with a powerful mobile messaging platform, support for personal and corporate e-mail, and Web browsing at Wi-Fi speeds, the BlackBerry Pearl 8120 is ideal for balancing a busy lifestyle, whether sharing pictures, checking the latest sports scores or accessing social networking sites.

The BlackBerry Pearl 8120 features RIM’s popular SureType® keyboard system enhanced with word completion, built-in spelling checker and a user-customizable dictionary. The BlackBerry® browser is also improved and features a new page view option that allows users to point and zoom in on specific areas of a Web page.

“The BlackBerry Pearl continues to be one of the most popular handsets among our customers,” said Leslie Grandy, vice president of Product Development, T-Mobile USA. “With new, enhanced features including support for our Hotspot @Home mobile service, Wi-Fi browsing and a two-megapixel camera, we expect the popularity of the BlackBerry Pearl to soar.”

“The BlackBerry Pearl smartphone has become a major hit with consumers based on its powerful communications and multimedia features and its sleek and stylish design,” said Mark Guibert, vice president of Corporate Marketing, RIM. “The BlackBerry Pearl 8120 builds on this success with compelling new features and an innovative Wi-Fi calling service from T-Mobile.”

Key features of the BlackBerry Pearl 8120 smartphone from T-Mobile include the following*:

•	Wi-Fi (802.11 b/g) connectivity for expanded coverage, as well as fast Web browsing
•	Support for T-Mobile HotSpot @Home, offering unlimited nationwide calling over accessible Wi-Fi networks
•	Two-megapixel camera with 5x digital zoom and built-in flash
•	Advanced media player with full-screen video playback, stereo Bluetooth® support (A2DP/AVRCP) and 3.5mm stereo headset jack
•	Expandable memory storage via microSD/SDHC expansion slot and high-speed USB, for transferring files between the handset and a PC at up to 10MB per second

•	T-Mobile’s myFaves® support to stay in touch with those who matter most, with quick, one-click access for instant messaging, e-mailing, texting or calling to your Fave 5 SM from the Home Screen
•	Easy access to four popular instant messaging clients: AOL® Instant Messenger, Yahoo!® Messenger, Windows® Live Messenger and Google® Talk
•

Roxio® Media Manager for BlackBerry® (included with BlackBerry® Desktop Manager software), which allows customers to manage their media files, transfer them from their computer to the handset, create MP3 music files from CDs, add audio tags and album art, create playlists, and automatically convert files for optimal playback

•	High-performance HTML browser for visiting favorite Web sites while on the go
•	Intuitive user interface with an easy-to-use trackball
•	Enhanced SureType® keyboard with word completion, easier editing of misspelled words, built-in spelling checker and user-customizable dictionary
•	240 x 260 display with innovative light-sensing technology that automatically optimizes brightness for indoor, outdoor and dark environments
•

Numerous premium phone features with Speaker Independent Voice Recognition (SIVR) for Voice Activated Dialing (VAD), dedicated send, end and mute keys, noise-cancellation technology, a low-distortion speakerphone, Bluetooth 2.0 with support for hands-free use with headsets, car kits and other Bluetooth peripherals, and intuitive call management features such as smart dialing, conference calling, speed dialing and call forwarding

•	Quad-band GSM/GPRS/EDGE/Wi-Fi network support for international roaming
•	BlackBerry® Maps, giving customers easy access to maps as well as turn-by-turn driving directions
•	BlackBerry® Internet service support allowing access to up to 10 supported e-mail accounts, including most popular ISP e-mail accounts such as Yahoo! Mail®, AOL® and Gmail®
•

BlackBerry® Enterprise Server support that provides tight integration with IBM Lotus® Domino®, Microsoft® Exchange, and Novell® GroupWise®, and features IT policy controls for IT departments to manage usage and deployments

•	Dimensions: 4.2” x 2.0” x 0.55”
•	Weight: 3.2 oz

The BlackBerry Pearl 8120 will be available April 14 in T-Mobile retail stores and select authorized dealers, online at www.t-mobile.com, or by calling 1-800-T-MOBILE.

For more information about T-Mobile HotSpot @Home, please visit http://t-mobile.com/talkforever. For more information about the BlackBerry Pearl 8120 from T-Mobile, please visit www.nextgenblackberrypearl.com, www.blackberrypearl8120.com or www.t-mobile.com.

*Unlimited nationwide Wi-Fi calling requires HotSpot @Home mobile plan, qualifying rate plan, broadband Internet connection and wireless router. Regular plan minutes are used when call does not originate on Wi-Fi network. For more information about HotSpot @Home, visit t-mobile.com/talkforever. Use of some device features may require a specific plan and incur separate, additional charges. Video recording requires a microSD/SDHC storage card (sold separately). See T-Mobile.com for rate plan information, charges for features and services, and other details.

About T-Mobile USA, Inc.

Based in Bellevue, Wash., T-Mobile USA, Inc., is the U.S. operation of Deutsche Telekom AG’s Mobile Communications Business, and a wholly owned subsidiary of T-Mobile International, one of the world’s leading companies in mobile communications. By the end of the fourth quarter of 2007, 120 million mobile customers were served by the mobile communication segments of the Deutsche Telekom group — 28.7 million by T-Mobile USA — all via a common technology platform based on GSM, the world’s most widely used digital wireless standard. T-Mobile’s innovative wireless products and services help empower people to connect effortlessly to those who matter most. Multiple independent research studies continue to rank T-Mobile highest, in numerous regions throughout the U.S. in wireless customer care. For more information, please visit www.t-mobile.com. T-Mobile is a federally registered trademark of Deutsche Telekom AG. T-

Mobile and the HotSpot design are registered trademarks of Deutsche Telekom AG. myFaves, the myFaves design, and HotSpot @Home are service marks, of T-Mobile USA, Inc.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. Bluetooth word mark and logos are owned by Bluetooth SIG, Inc. and are used by T-Mobile under license. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. Neither RIM nor T-Mobile assume any obligations or liability and make no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

CONTACT INFORMATION:

Brodeur for RIM

Marisa Conway

(212) 515-1924

Email: mconway@brodeur.com

or

T-Mobile USA Media Relations

(425) 378-4002

Email: mediarelations@t-mobile.com

Website: www.t-mobile.com

Document 2

April 1, 2008

FOR IMMEDIATE RELEASE

Downloads of Facebook for BlackBerry Smartphones Top 1,000,000

LAS VEGAS – CTIA Wireless 2008 – April 1, 2008 – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that downloads of the Facebook® for BlackBerry® Smartphones application have surpassed the 1,000,000 mark. The easy-to-use mobile software application, which leverages the push-based BlackBerry® service and Facebook® Platform to offer an unparalleled mobile experience for Facebook users, was launched at the CTIA Wireless IT and Entertainment 2007 show on October 24, 2007.

“When we launched Facebook for BlackBerry Smartphones, we believed that consumers would recognize the value of marrying social networking with mobility and that vision has now been validated more than a million times,” said Mark Guibert, Vice President of Corporate Marketing at Research In Motion. “This innovative mobile application, combined with the refined usability of BlackBerry smartphones and the incredible convenience of the push-based BlackBerry service, makes it easier than ever for Facebook users to stay connected with people wherever they choose.”

With the Facebook for BlackBerry Smartphones application, Facebook users can wirelessly send and view messages, photos, pokes and Wall posts. The rich, native application goes beyond browser-based access, automatically pushing notifications to the user’s BlackBerry smartphone as friends and colleagues send notes, Wall posts or pokes. The application allows users to take a photo, upload it to the site with captions and tags; quickly and easily invite friends; manage events; manage photo albums; and manage their status while on the go.

Since its initial launch, Facebook for BlackBerry Smartphones has added language support for French, German, Italian and Spanish. The software application is available as a free* download from www.facebook.com/blackberry or www.blackberry.com/go/facebook and can also be downloaded using a BlackBerry smartphone from m.facebook.com or mobile.blackberry.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Wireless data charges may apply. Check with wireless service provider.

###

Media Contacts:

Marisa Conway

Brodeur for RIM

(212) 515-1924

mconway@brodeur.com

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Facebook is a registered trademark of Facebook Inc. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 3

April 1, 2008

SPRINT BOLSTERS INDUSTRY-LEADING BLACKBERRY PORTFOLIO WITH ADDITION OF THE BLACKBERRY CURVE 8330

Operating on the Sprint Mobile Broadband Network, the BlackBerry Curve 8330 is the smallest BlackBerry smartphone with a full QWERTY keyboard and supports exclusive multimedia content via Sprint Music Store and Sprint TV

Las Vegas, Nev. ( April 1, 2008 ( Sprint (NYSE:S) and Research In Motion (RIM) (Nasdaq: RIMM) announced today that Sprint has further energized its BlackBerry portfolio with the addition of the new BlackBerry® Curve™ 8330 smartphone.

The BlackBerry Curve 8330 is the smallest BlackBerry smartphone with a full QWERTY keyboard and strikes an attractive balance between functionality, design and usability, giving users access to phone, personal and corporate email, contacts, calendar, tasks, camera, multimedia content, GPS navigation, enhanced Web browsing and other capabilities. Whether customers are interested in advanced capabilities for personal or professional use, the BlackBerry Curve 8330 smartphone delivers innovative features including a two megapixel camera with video recording*, advanced media player for music, videos and photos, 3.5mm headphone jack, Bluetooth with support for stereo headsets and car kits, microSD/SDHC card slot for expandable memory (8 GB memory cards are available today), voice-activated dialing, voice notes recorder and the ability to be used as a modem with a laptop. Customers can also take advantage of exclusive Sprint services like**:

•	Sprint Music Store – Download stereo-quality tracks instantly over the air. Choose songs from thousands of artists in virtually every genre.

•

Sprint TV® – Watch live TV or video-on-demand with full-motion video and vivid sound or catch the latest news, sports, weather, entertainment and movie trailers on the go. Choose from more than 50 live television channels.

•

Sprint Navigation – As the first carrier to have offered a GPS-enabled BlackBerry smartphone, Sprint continues this innovation with the addition of Sprint Navigation, which delivers voice-guided and on-screen turn-by-turn GPS-enabled driving directions, 3-D moving maps similar to an in-car navigation system or personal navigation device, as well as more than 10 million local listings and real-time intelligent traffic alerts with one-click rerouting, anywhere on the Sprint Mobile Broadband Network.

“Powerful core organizational capabilities, sleek and attractive form factors, exclusive multimedia content, flexible international service options and industry-leading push-to-talk service are combined factors that give Sprint one of the most attractive BlackBerry smartphone portfolios in the industry,” said Danny Bowman, vice president of customer equipment for Sprint. “The addition of the BlackBerry Curve 8330 to our lineup gives our customers access to information now, with no compromises.”

"The BlackBerry Curve 8330 smartphone offers a unique blend of functionality, design and usability that hits a real sweet spot for both personal and professional use," said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. "It’s as adept at keeping people productive at work as it is with helping them stay connected to friends or entertained and informed with Sprint’s music, video and navigation services."

The Sprint Difference

Sprint provides true value for its BlackBerry customers with several industry differentiating areas:

•	BlackBerry® Pearl™ 8130 smartphone – includes support for the largest range of exclusive Sprint content including Sprint TV, Sprint Music Store and Sprint Navigation.

•

BlackBerry® 8830 World Edition smartphone – equipped with international voice and data roaming capabilities offered by Sprint as well as an unlocked SIM card slot for voice and data services. Customers can sign up for competitive international roaming service plans directly from Sprint or take advantage of service from local providers in other countries.

•

BlackBerry® 7100i smartphone – equipped with Nextel Direct Connect®, the industry’s largest and fastest push-to-talk service, allowing instant, efficient and economical means to communicate across the nation and in and between six international locations: Argentina, Brazil, Canada, Chile, Mexico and Peru.

For a full line-up of BlackBerry smartphones from Sprint, including pricing, visit www.sprint.com.

Network Strength:

Customers who use BlackBerry smartphones from Sprint and subscribe to national calling plans, can make voice calls (with no additional roaming charges) in more places. Sprint provides the largest voice calling area, reaching more than 299 million people in the U.S., Puerto Rico, the U.S. Virgin Islands and Guam. These same customers receive unbeatable value for data services as well. The Sprint Mobile Broadband Network (inclusive of data roaming) reaches more than 234 million people, 13,453 cities and 1,321 airports.

Sprint offers BlackBerry users the convenience of instant push-to-talk communication on the world’s largest push-to-talk network and largest community of users. With Nextel, BlackBerry smartphone users can connect coast-to-coast and country-to-country in under a second with anyone from the world’s largest community of push-to-talk users. The Nextel National Network continues to operate at best-ever status with internal metrics showing double-digit percent improvement year-over-year.

Simply Everything Pricing:

Regardless of whether Sprint customers are using their BlackBerry smartphones with a BlackBerry® Enterprise Server or with BlackBerry® Internet Service, they can receive great value with Sprint’s new Simply Everything pricing plan. For a flat rate of $99.99 per month the Simply Everything plan offers BlackBerry Internet Service customers unlimited voice and data. Pricing complexity and concerns about overage charges are virtually eliminated letting customers think more about how they can use their wireless device for work and play and less about their bill. BlackBerry Enterprise Server users can subscribe to the same plan and receive access to their corporate email, calendar, contacts and firewall protection for an additional $20 per month.

BlackBerry Curve Pricing and Availability

The BlackBerry Curve 8330 smartphone will be available later this month online at www.sprint.com, through Sprint Telesales, Sprint business sales channels and retail locations for as low as $179.99 with a two-year service agreement, a $170 instant savings credit and $100 mail-in-rebate.

For more information on the BlackBerry Curve 8330 smartphone, visit www.blackberrycurve.com. Customers can sign up to be notified of commercial availability from Sprint at www.sprint.com/curve.

Contact Information

Sprint

Amy Schiska-Lombard

913-794-2947

amy.k.schiska@sprint.com

Brodeur (for RIM)

Marisa Conway

212-515-1924

mconway@brodeur.com

About Sprint Nextel

Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel is widely recognized for developing, engineering and deploying innovative technologies, including two robust wireless networks serving approximately 54 million customers at the end of 2007; industry-leading mobile data services; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. For more information, visit www.sprint.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

* Video recording requires a microSD card.

** Use of services may incur separate, additional charges. Visit www.sprint.com for rate plan information and charges for services.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

###

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 1, 2008	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations